Exhibit 3.1

AMENDMENT TO AMENDED AND RESTATED BY-LAWS

OF

ASTA FUNDING, INC.

(Hereinafter called the “Corporation”)

May 15, 2019

Article VII of the Corporation’s Amended and Restated By-laws dated August 20, 2012 is hereby amended to add a new Section 5 as follows:

Section 5. Forum for Adjudication of Disputes.

(a)     Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, controlling stockholder, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or the Certificate of Incorporation or these By-laws, (iv) any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or these By-laws or (v) any action asserting a claim governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware, or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware, or, if the Superior Court of the State of Delaware does not have jurisdiction, the United States District Court for the District of Delaware. Any person purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be (i) deemed to have notice of and consented to the provisions of this Section 5, and (ii) deemed to have waived any argument relating to the inconvenience of the forums referenced above in connection with any action or proceeding described in this Section 5.

(b)     If any action the subject matter of which is within the scope of Section 5(a) above is filed in a court other than the Court of Chancery of the State of Delaware, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the Court of Chancery of the State of Delaware, the Superior Court of the State of Delaware and the United States District Court for the District of Delaware in connection with any action brought in any such courts to enforce Section 5(a) above (an “Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

(c)     If any provision or provisions of this Section 5 shall be held to be invalid, illegal or unenforceable as applied to any person or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision(s) in any other circumstance and of the remaining provisions of this Section 5 (including, without limitation, each portion of any sentence of this Section 5 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons and circumstances shall not in any way be affected or impaired thereby.